1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.100

CANOPY GROWTH FINALIZES KEY COMPONENT OF CANADIAN HEMP STRATEGY BY CLOSING PREVIOUSLY ANNOUNCED GREEN HEMP ACQUISITION

Grasslands Site Now Licensed for Cannabis Sale—Will Add Hemp Processing Capabilities

January 25, 2018

YORKTON, SK – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) is pleased to announce that it has closed the previously announced acquisition of assets and intellectual property from Green Hemp Industrie Ltd. (“Green”) and has welcomed Green’s Principal and Founder, Jason Green to the Canopy Growth family.

Canopy Growth will combine its own expertise in large-scale cannabinoid extraction processes with Green’s unique whole-plant hemp harvesting knowledge and library of stable CBD-rich hemp genetics to position the Company as a global leader in low-cost, high yield CBD production.

By diversifying its operations to include hemp harvesting and extraction, the Company will be investing in an innovative new agricultural sector and creating jobs for Saskatchewanians. The field operations alone are ready to scale from 600 acres in 2018 to 2,500 acres in 2019. To support this growth, custom built extraction infrastructure will be installed at Canopy’s Tweed Grasslands facility.

As an innovative new sector, Canopy Growth’s strategy has been welcomed by the provincial government. Saskatchewan is a natural fit for field scale hemp production. The provincial economy is positioned to benefit from Canada’s largest cannabis company anchoring its hemp operations in Saskatchewan.

“Saskatchewan provides an excellent platform for value-added innovation that enables diversification, commercialization and market development,” said the Honourable Steven Bonk, Minister of Economy, Saskatchewan. “As one of Canada’s leaders in commercial hemp production, Saskatchewan is well-positioned to attract investments from businesses like Canopy and benefit from the job growth this brings. We will continue to encourage responsible development of this industry in our province.”

The Tweed Grasslands facility last week passed a significant licensing milestone by receiving its sales licence under the Access to Cannabis for Medical Purposes Regulations (ACMPR). This is the eighth ACMPR licence and seventh sales licence held by Canopy Growth subsidiaries. Management believes that the logistical advantages of having its hemp production and processing in the same province will improve the efficiency of its CBD supply chain.

As a licensed ACMPR facility Grasslands is in a unique position to perform cannabinoid extraction on hemp crops grown by third party farmers. Canopy is open for hemp business in Saskatchewan.

“This strategy will fundamentally change the economics of CBD-based products on the market today,” said Mark Zekulin, President, Canopy Growth. “Whether extracted oils formatted for medically-authorized customers or over the counter offerings should regulations permit, look for Canopy to continue its commitment to patients by providing a range of high-quality products at competitive prices.”

On closing, the Company issued 24,576 common shares. The Company may issue up to another 24,576 common shares if certain production related milestones are achieved.

Here’s to Future (Hemp) Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Organa Brands, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.